UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ENDESA AMÉRICAS S.A.

(Name of Issuer)

Shares of Common Stock, No Par Value

American Depositary Shares Representing

30 Shares of Common Stock (the “ADSs”)

(Title of Class of Securities)

29261D104

(CUSIP Number)

Enel S.p.A.

Viale Regina Margherita 137

00198 Rome

Italy

Attn: Giulio Fazio

Head of Legal and Corporate Affairs

Tel: +39 06 8305 2081

Fax: +39 06 8305 2129

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 1, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D/A

CUSIP No. 29261D104	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Enel S.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 29261D104	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Enel Iberoamérica, S.R.L.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 29261D104	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Enel Latinoamérica, S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 29261D104	Page 5 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Enel Américas S.A. (formerly named Enersis Américas S.A.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

Explanatory Note

This Amendment No. 3 to Schedule 13D (this “Amendment”) amends and supplements the Statement on Schedule 13D originally filed by Enel S.p.A. (“Enel”), an Italian societá per azioni; Enel Iberoamérica, S.R.L. (“EIA”), a Spanish sociedad de responsibilidad limitada; Enel Latinoamérica, S.A. (“ELA”), a Spanish sociedad anónima; and Enel Américas S.A., a Chilean sociedad anónima, formerly named Enersis Américas S.A. (“Enel Américas”) (collectively, the “Reporting Persons”) with the United States Securities and Exchange Commission (the “SEC”) on August 12, 2016 (the “Schedule 13D”) with respect to the shares of Common Stock, no par value (the “Common Stock”), of Endesa Américas S.A., a Chilean sociedad anónima (“Endesa Américas” or the “Issuer”), and American Depositary Shares (“ADSs”) of Endesa Américas, each representing 30 shares of Common Stock of Endesa Américas, as amended and supplemented by the joint Schedule TO and Schedule 13D amendments filed with the SEC on September 2, 2016 and September 14, 2016.

Except as set forth below, all previous Items are unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is amended and supplemented by adding the following:

Item 4 of this Amendment is incorporated herein by reference.

Item	4. Purpose of Transaction.

Item 4 of Schedule 13D is amended and supplemented by adding the following:

The previously disclosed merger of Endesa Américas and Chilectra Américas S.A. (“Chilectra Américas”) with and into Enel Américas (the “Merger”), which was approved by the shareholders of Enel Américas, Endesa Américas and Chilectra Américas on September 28, 2016, became effective on December 1, 2016. As a result of the effectiveness of the Merger, Endesa Américas and Chilectra Américas ceased to exist as separate corporate entities and Enel Américas continues as the surviving company. In connection with the Merger, holders of Endesa Américas shares and ADSs (other than Enel Américas) will receive 2.8 shares of Enel Américas for each Endesa Américas share and 1.68 ADSs of Enel Américas for each Endesa Américas ADS, respectively. The holders of Chilectra Américas (other than Enel Américas) will receive 4.0 shares of Enel Américas for each Chilectra Américas share. In addition, on November 9, 2016, the Issuer purchased 3,599,954 shares of Common Stock from stockholders of the Issuer that exercised their statutory merger dissenters’ withdrawal rights in connection with Merger. Such purchase was made using the Issuer’s cash on hand.

In connection with the effectiveness of the Merger, the Issuer notified the New York Stock Exchange (the “NYSE”) of the effectiveness of the Merger and requested that trading in the Endesa Américas ADSs be suspended and that the Endesa Américas ADSs be withdrawn from listing on the NYSE. On December 1, 2016, the NYSE filed a notification of removal from listing on Form 25 with the SEC with respect to the Endesa Américas ADSs to report the delisting of the Endesa Américas ADSs from the NYSE and the suspension of trading of the Endesa Américas ADSs on the NYSE as of December 1, 2016.

Page 6 of 8 Pages

Enel Américas, as successor to the Issuer, intends to file with the SEC a notice of termination on Form 15 with respect to the Endesa Américas ADSs, for the deregistration of the Endesa Américas ADSs under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the termination of the reporting obligations of the Issuer with respect to the Endesa Américas ADSs under Sections 13(a) and 15(d) of the Exchange Act.

Item 5. Interest in Securities of the Issuer.

Item 5 of Schedule 13D is amended and restated in its entirety as follows:

(a) See Items 11 and 13 on pages 2, 3, 4 and 5 of this Schedule 13D.

(b) See Items 7, 9 and 11 on pages 2, 3, 4 and 5 of this Schedule 13D.

(c) Except as described in this Amendment, there have been no transactions in shares of Common Stock of Endesa Américas or any securities directly or indirectly convertible into or exchangeable for shares of Common Stock of Endesa Américas, by the Reporting Persons, since the date that is 60 days prior to the date of this Amendment.

(d) Not applicable.

(e) As of December 1, 2016, as a result of the Merger, the Reporting Persons cased to be the beneficial owner of more than 5% of the Common Stock of Endesa Américas.

Item 7. Material to be Filed as Exhibits.

Exhibit 1.	Joint Filing Agreement required by Rule 13d-1(k)(1) (incorporated by reference to Exhibit 1 to Schedule 13D filed on August 12, 2016).

Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2016	ENEL S.P.A.

	By:	/s/ Alberto de Paoli
Name: Alberto de Paoli
Title: Chief Financial Officer